

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

Via E-mail
Mr. Ian S. Walton
Executive Vice President and Chief Financial Officer
Aurizon Mines Ltd.
Suite 1120 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Canada

> **Re: Aurizon Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-31893**

Dear Mr. Walton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Exhibits 99.2 and 99.3, which relate to the Audited Annual Financial Statements and Management's Discussion and Analysis, respectively, are incorporated by reference to a Form 6-K submitted on March 30, 2011. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. Information submitted on Form 6-K is considered furnished but not filed. Please refer to General Instruction B to Form 6-K. Accordingly, please amend your Form 40-F to attach and file your Audited Annual Financial Statements and Management's Discussion and Analysis as exhibits.

Positive Pre-feasibility Study for the Hosco Deposit, page 32

2. Combining the proven and probable reserve categories for your Joanna/Hosco reserves is contrary to the explicit guidance of Industry Guide 7 and Canadian National Instrument 43-101. Please restate your proven and/or probable reserve estimates separately and include the cutoff grade along with the associated gold price used to estimate your Joanna/Hosco reserves in your filing footnotes. In addition, please disclose the cutoff grade for your low grade stockpile which is also included with your Joanna/Hosco reserve estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding engineering comments. Please contact Shaz Niazi at (202) 551-3121 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dieter King for

John Reynolds
Assistant Director